Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$67,122	$59,460	$114,972	$100,167
Interest and other debt expense (1)	18,958	15,445	39,118	32,862
Interest portion of rental expense	133	139	269	228
Earnings before fixed charges	$86,213	$75,044	$154,359	$133,257

Fixed charges:
Interest and other debt expense (1)	$18,958	$15,445	$39,118	$32,862
Interest portion of rental expense	133	139	269	228
Capitalized interest	101	58	162	147
Total fixed charges	$19,192	$15,642	$39,549	$33,237

Ratio of earnings to fixed charges	4.49	4.80	3.90	4.01
______________

(1) Includes a loss on early extinguishment of debt of $1.5 million and $2.1 million for the six months ended June 30, 2014 and 2013, respectively.